Exhibit 12

PS BUSINESS PARKS, INC.

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data)

	2010	2009	2008	2007	2006

Income from continuing operations	$96,835	$92,021	$84,750	$81,112	$78,504
Interest expense	3,534	3,552	3,952	4,130	2,575

Earnings from continuing operations available to cover fixed charges	$100,369	$95,573	$88,702	$85,242	$81,079

Fixed charges(1)	$3,534	$3,552	$3,952	$4,130	$2,575
Preferred stock dividends	46,214	17,440	46,630	50,937	47,933
Preferred partnership distributions	5,103	(2,569)	7,007	6,854	11,155

Combined fixed charges and preferred distributions	$54,851	$18,423	$57,589	$61,921	$61,663

Ratio of earnings from continuing operations to fixed charges	28.4	26.9	22.4	20.6	31.5

Ratio of earnings from continuing operations to combined fixed charges and preferred distributions	1.8	5.2	1.5	1.4	1.3

Supplemental disclosure of Ratio of Funds from Operations (“FFO”) to fixed charges:

	2010	2009	2008	2007	2006

FFO	$124,420	$163,074	$131,558	$122,405	$106,235
Interest expense	3,534	3,552	3,952	4,130	2,575
Net income allocable to noncontrolling interests — preferred units	5,103	(2,569)	7,007	6,854	11,155
Preferred stock dividends	46,214	17,440	46,630	50,937	47,933

FFO available to cover fixed charges	$179,271	$181,497	$189,147	$184,326	$167,898

Fixed charges(1)	$3,534	$3,552	$3,952	$4,130	$2,575
Preferred stock dividends(2)	42,730	44,662	50,858	50,937	44,553
Preferred partnership distributions(2)	4,521	5,848	7,007	6,854	9,789

Combined fixed charges and preferred distributions paid	$50,785	$54,062	$61,817	$61,921	$56,917

Ratio of adjusted FFO to fixed charges	50.7	51.1	47.9	44.6	65.2

Ratio of adjusted FFO to combined fixed charges and preferred distributions paid	3.5	3.4	3.1	3.0	2.9

(1)	Fixed charges include interest expense.

(2)	Excludes the non-cash distributions related to the redemption/repurchase of preferred equity and the gain on the repurchase of preferred equity.